Exhibit 21.1
SUBSIDIARIES OF ZILLOW GROUP, INC.
The following is a list of subsidiaries of the company as of December 31, 2020, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Place of Organization

Zillow, Inc.	Washington Corporation

ZGM Holdco, Inc.	Washington Corporation

Signpost Homes, Inc.	Washington Corporation

Zillow Homes, Inc.	Delaware Corporation

Zillow Home Loans, LLC	Kansas Limited Liability Company

SPH Property One, LLC	Delaware Limited Liability Company

SPH Property Two, LLC	Delaware Limited Liability Company

SPH Property Three, LLC	Delaware Limited Liability Company

SPH One, LLLP	Delaware Limited Liability Limited Partnership

SPH Two, LLLP	Delaware Limited Liability Limited Partnership

SPH Three, LLLP	Delaware Limited Liability Limited Partnership